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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman Angela Connell Christopher Edwards Christine Westbrook

Re:	Berkeley Lights, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially submitted on May 1, 2020 CIK No. 0001689657

Ladies and Gentlemen:

On behalf of our client, Berkeley Lights, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on May 1, 2020 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 28, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Amendment No. 1, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

June 12, 2020

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note you refer to yourself as a “Digital Cell Biology” company. Please tell us whether this is a commonly used scientific term or whether it is a term you developed. To the extent you developed this term, please clearly state this in your disclosure. To place your disclosure in appropriate context, please expand your disclosure to identify the number of similarly-situated companies with which you compete. Please also revise your disclosure to clearly state, so that a lay reader may understand your disclosure, that your platform is comprised of medical devices in which raw materials are input, processes are performed and outputs produced. Additionally, please balance your disclosure with a discussion of the challenges you face in the continued development and scaling up of your platform technology, e.g., challenges with respect to the reliability of your systems and workflow yields, as discussed on page 20.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that “Digital Cell Biology” was not a term developed by the Company and is gaining recognition in the industry with the growing digitization of biology and bioinformatics, based upon increasing cellular and molecular data information and software capabilities, which help to understand the interactions of cells and molecules. The Company respectfully advises the Staff that the live cells imported into the system are not raw materials for the customer’s end products. The data produced from the Company’s platform provides information which the customer uses to develop its end products. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 73, 74, 98, 99, and 100 of Amendment No. 1.

2.	Please revise to disclose clearly and prominently the research use only designation of your platform. Also revise to disclose how this designation impacts your addressable market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 101, and 119 of Amendment No. 1.

3.

You refer to your platform as a fully integrated, end-to-end solution and that services a portion of the value chain across cell-based-product industries. Please expand these concepts to provide greater detail about what portion of the overall industry process your products address, including the raw material inputs that are material to your process and the finished products that are provided to end customers and what further processes customers need to conduct.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 74, and 100 of Amendment No. 1.

4.

We note that you refer to end market sales of cell-based products in antibody therapeutics, cell therapy and synthetic biology. Please clarify how your products and services correlate to those end market sales. Please also clarify the share of the value chain across the cell- based product industry that you currently service.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 6, 101, and 119 of Amendment No. 1. The Company also respectfully refers the Staff to the disclosure on pages 114 through 118 of Amendment No. 1 in which the Company discusses how the workflows are used in each of the antibody therapeutic, synthetic biology and cell therapy markets.

June 12, 2020

5.

We note the disclosure that your customer base includes eight of the ten largest biopharmaceutical companies. Please expand your disclosure to disclose the amount of revenue attributable to these customers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 75, 102, and 125 of Amendment No. 1.

Our workflow and assay library, page 4

6.

Please clarify whether each of the workflows listed in the table on page 4 are distinct products or whether they are different versions of the same product. Please also clarify what it means for a workflow to be in “development roadmap.” Please also expand your disclosure to explain what you mean by “reusability” in this context and provide support for your claims as to its benefits.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that each workflow is a distinct product. Certain workflows are modified versions of earlier workflows that, for example, add additional functionality. The Company further advises the Staff that workflows described as on the “development roadmap” means that such workflows are planned but not yet part of a formal development program. In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 74, 100, 101, and 114 of Amendment No. 1.

Business model and platform access, page 6

7.	Please provide the percentage of your current revenues that are generated through the direct purchase, subscription and strategic partnership access methods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 76, 112, and 126 of Amendment No. 1.

Market opportunity, page 6

8.	Please tell us your basis for the addressable market calculations, given its research use only designation, and provide a more detailed discussion of underlying assumptions used in your calculations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the estimates of its total addressable market are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential

June 12, 2020

platform usage. The Company also utilize estimated penetration and placement rates for its platform with potential customers in its target markets and historical patterns for consumables usage. These estimates are also informed by third party research to support potential customer research and development spending and addressable aspects of potential customers’ end product development process. In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 101, 102, and 119 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 80

9.

We note the significant increase in your research and development expenses as well as your disclosure that you have plans to further invest in research and development to support the expansion of your workflow and assay libraries, the addition of platform capabilities, including new reagent kits and OptoSelect chips, and new automation systems to address new markets and new workflows. Please revise your discussion to provide more detail for your research and development expenses for each period presented by project and type of expenses, if practicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not track or allocate research and development expenses by project. The Company operates in a cross-functional manner across projects and does not track costs by project or allocate compensation expense for research and development activities for specific components of the Berkeley Lights Platform or specific workflows. As discussed on pages 81 and F-13 of Amendment No. 1, the Company’s research and development costs consist of compensation related expenses (salaries, benefits, incentive compensation and stock-based compensation), laboratory supplies and materials, as well as allocated facilities cost.

Business

Intellectual property, page 120

10.	Please clarify which patents are owned and which are in-licensed and disclose the specific products, product groups and technologies to which the patents relate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 1.

11.

We note that your issued patents have upcoming expiration dates in 2022. Please discuss whether you expect the expiration of these patents to have a material effect on your business, including any impact on future operations and the financial position of the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 1.

June 12, 2020

Licenses and collaborations

UC Regents license agreement, page 121

12.

We note that you are required to provide equity to UC Regents upon the occurrence of a certain financing event. Please specify the financing event that will trigger this obligation. Please also quantify the cash payment that will be provided to UC Regents and the timing for such payment. In addition, please quantify the annual minimum royalty payment owed to UC Regents under the license agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 129 of Amendment No. 1 to (i) disclose that the Company previously issued the shares of its common stock upon the occurrence of the qualifying financing event, and the amount of such shares issued (ii) remove the reference to the cash payment payable to UC Regents and (iii) quantify the annual minimum royalty payment. The Company advises the Staff that the Company believes that the amount of the cash payment payable to UC Regents is not material to investors both because UC Regents’ right to receive such cash payment terminated upon UC Regents’ election to receive shares of common stock and because the amount of such payment would have been immaterial.

Description of capital stock

Anti-takeover provisions, page 156

13.

You state that your amended and restated certificate of incorporation will provide that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action against the Company or any of your directors, officers, employees or agents arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 165 of Amendment No. 1.

Financial Statements

Note 10. Stockholders’ Equity , page F-25

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and any beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the requested information to the Staff once an estimated offering price or range becomes available.

June 12, 2020

Note 14. Commitments and Contingencies , page F-36

15.	Please revise to disclose the significant terms of and your financial commitments related to your license and collaboration agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-40 of Amendment No. 1. The Company advises the Staff that based on the de minimis amount of the minimum payment under the UC Agreement, the minimum payment is not included in the Contractual Obligation and Commitment table in the “Management’s discussion and analysis of financial condition and results of operations.”

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications used by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act.

17.

We note that your website includes information regarding a Genetic Editing workflow that is not discussed in the prospectus. Please tell us why you have not included a discussion of this workflow in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the reference on its website to the Genetic Editing workflow as the Company is not, at this time, making the workflow commercially available. The Company further advises the Staff that the Genetic Editing workflow previously included on its website was developed in connection with a single specific commercial arrangement in connection with a customer collaboration.

* * *

June 12, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Eric Hobbs, Ph.D., Berkeley Lights, Inc.

Shaun Holt, Berkeley Lights, Inc.

Stuart Merkadeau, Berkeley Lights, Inc.

Alexander White, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP